SIMPPLE LTD.
71 AYER RAJAH CRESCENT
#03-07, SINGAPORE 139951
(ATTENTION: MR. NORMAN SCHROEDER)

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/SPPL2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V76140-Z90526

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SIMPPLE LTD.

The Board of Directors recommends you vote FOR the following:

1. Approval of the proposal to pass ordinary resolutions to approve the re-election of the following directors of the Company:

Nominees:

01) Lee Kelvin Soon Sze
02) Norman Schroeder
03) Tang Shaun Youwei
04) Guo Longjin

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR the following proposals:

	Proposal	For	Against	Abstain
2.	Approval of the proposal to pass ordinary resolutions to approve the financial statements of the Company for the year ended 31 December 2024.	☐	☐	☐
3.	Approval of the proposal to pass ordinary resolutions to approve the appointment of Audit Alliance LLP as the independent auditors of the Company until the next annual general meeting of shareholders and the fixing of their remuneration to be delegated to the board of directors of the Company.	☐	☐	☐
4.	Approval of the proposal to pass ordinary resolutions to approve any ancillary documents and actions and ratification of prior actions in relation to the aforementioned resolutions.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Meeting and Financial Report are available at www.proxyvote.com.

V76141-Z90526

SIMPPLE LTD.
Annual General Meeting of Shareholders
Monday, June 30, 2025, 9:00 AM ET/ 9:00 PM SGT
This proxy is solicited on behalf of the Board of Directors

The shareholder(s) hereby appoint(s) LEE Kelvin Soon Sze, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of SIMPPLE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held on Monday, June 30, 2025, 9:00 AM ET/ June 30, 2025, 9:00 PM SGT, virtually at www.virtualshareholdermeeting.com/SPPL2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)